Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February, 2010

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Earnings release 4Q09
2.	Minutes of the Board of Directors
3.	Minutes of the Fiscal Council
4.	Notice to shareholders
5.	Executive Board’s opinion – CVM Instruction 480/09

Item 1

São Paulo, February 24th, 2010 – Ultrapar Participações S.A. (BMF&BOVESPA: UGPA4 / NYSE: UGP), a company engaged in fuel distribution (Ultragaz/Ipiranga), chemicals (Oxiteno), and logistics for liquid bulk (Ultracargo), hereby reports its results for the fourth quarter 2009 and the year 2009.

Results conference call

Brazilian conference call
February 26th, 2010
9 a.m. (US EST)
São Paulo - SP
Telephone for connection: +55 11 2188 0188
Code: Ultrapar

International conference call
February 26th, 2010
10:30 a.m. (US EST)
Participants Brazil: 0800 891 9722
Participants US: +1 800 418 6854
Participants International: +1 973 200 3114
Code: Ultrapar

IR contact
E-mail: invest@ultra.com.br
Telephone: + 55 11 3177 7014
Website: www.ultra.com.br

Ultrapar Participações S.A.
UGPA4 = R$ 80.11/share (12/30/09)
UGP = US$ 46.90/ADR   (12/31/09)

We reported another quarter of significant evolution in our results, reaching an EBITDA of R$ 389 million, 16% higher than that of 4Q08. In 4Q09, net earnings grew 119% compared with the same period of 2008. In this quarter, we further advanced in the implementation of our integration plan on Texaco and took another step in Ultracargo’s growth process through the acquisition of a terminal for liquid bulk in Suape.

➢ ULTRAPAR’S EBITDA REACHES R$ 1,354 MILLION IN 2009, 25% GROWTH ON 2008

➢ ULTRAPAR’S NET EARNINGS REACHES R$ 467 MILLION IN 2009, GROWTH OF 20% OVER 2008

➢ ADDITIONAL DIVIDEND DISTRIBUTION OF R$ 159 MILLION APPROVED, RESULTING IN A TOTAL DIVIDEND DISTRIBUTION OF R$ 279 MILLION IN 2009, WHICH CORRESPONDS TO 60% OF THE NET EARNINGS IN THE PERIOD AND TO A 17% GROWTH ON 2008 DIVIDENDS

“In 2009, we intensified the capture of results and benefits from the investments made over the last few years, through acquisitions for gains of scale, expansions of production capacity, and operational efficiency programs. The year 2009 also confirmed the resilience of Ultrapar, which presented growth in results even in the first half of the year, the most critical period of the economic recession. For 2010, our leading position in the markets in which we operate, combined with the investments made over the last few years, place Ultrapar in a privileged position to benefit from the significant growth potential of the Brazilian market.”

                             Pedro Wongtschowski – CEO

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information
Ultrapar's financial statements for the year ending December 31st, 2009 were prepared in accordance with the accounting directives set out in the Brazilian Corporate Law, being adopted the alterations introduced by Laws 11,638/07 and 11,941/09 (former Provisional Measure 449/08), as well as the CVM standards, instructions and guidelines, which regulate them. In order to provide comparability of financial statements, the figures presented in this document for 4Q08 consider such changes and, therefore, are different from the figures previously reported in the respective results release. In order to provide a better understanding of the effects of the new legislation, it is presented on page 15 a statement with the impacts derived from the changes introduced by Laws 11,638/07 and 11,941/09 in the main accounts of the financial statements in 4Q08, compared with the figures previously reported. Additional information regarding effects of the new legislation are available on the accompanying notes 2 and 3 of the audited financial statements for the years ended on December 31st, 2008 and December 31st, 2009 and financial statements for the quarters ended on March 31st, 2009, June 30th, 2009 and September 30th, 2009, available at Ultrapar’s website (www.ultra.com.br).

Separately, in 1Q09 Ultragaz reclassified the volumes sold between the bottle and bulk segments to reflect the current structure and management responsibility between geographies and segments. This reclassification between segments corresponds to approximately 1% of Ultragaz’s total volume and net sales in 2008. In order to provide comparability, Ultragaz’s information on volume and net sales for the bottled and bulk segments presented in this document and in the company’s website were reclassified retroactively to 1Q08 based on the new criteria adopted.

Except when otherwise indicated, the amounts presented in this document are expressed in millions of R$ and are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Effect of the acquisition – União Terminais
In June 2008, Ultrapar signed the sale and purchase agreement for the acquisition of 100% shares of União Terminais e Armazéns Gerais Ltda., a company involved in the storage and handling of bulk liquids previously held by Unipar – União das Indústrias Petroquímicas S.A., with operations in the ports located in Santos (in the state of São Paulo), Rio de Janeiro and Paranaguá (in the state of Paraná - through a 50% stake in União/Vopak Armazéns Gerais Ltda.). In October 2008, Ultrapar announced to the market that it had closed the purchase of the port terminals in Santos and Rio de Janeiro and, in November 2008, the closing of the acquisition of the port terminal in Paranaguá. The results of the businesses acquired were consolidated in Ultrapar's financial statements after their respective closing dates. Ultrapar's financial statements in periods prior to 4Q08 do not include the results of the businesses acquired. The total acquisition amounted to R$ 519 million, including in this figure the assumption of R$ 32 million in net debt.

Effect of the acquisition – Texaco
In August 2008, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil. On March 31st, 2009, Ultrapar closed the acquisition of Texaco through the disbursement of R$ 1,106 million, in addition to the US$ 38 million deposit made to Chevron in August 2008. In August 2009, Ultrapar paid R$ 162 million related to the expected working capital adjustment, reflecting the increased working capital effectively received by Ultrapar on the closing date of the acquisition. The results of Texaco were consolidated in Ultrapar's financial statements from April 1st, 2009. Ultrapar's financial statements in periods prior to 2Q09 do not include Texaco’s results.

Highlights
In order to provide a better understanding of the progression of Ipiranga’s recurring results, the table below summarizes Ipiranga’s results for 2Q09, 3Q09 and 4Q09 ex-non-recurring expenses related to the conversion of Texaco service stations into the Ipiranga brand and to the integration of the acquired operations:

	IPIRANGA CONSOLIDATED INCOME STATEMENT In millions of Reais - Accounting practices adopted in Brazil
	IPIRANGA EX-NON-RECURRING EXPENSES
	QUARTER ENDED IN
	DECEMBER 2009	SEPTEMBER 2009	JUNE 2009

Net sales	8,988.7	8,183.6	8,212.9
Cost of sales and services	(8,483.1)	(7,742.2)	(7,780.5)
Gross profit	505.6	441.4	432.4
Operating expenses	(285.4)	(266.4)	(269.2)
Selling	(136.0)	(136.1)	(140.5)
General and administrative	(104.0)	(86.2)	(96.0)
Depreciation and amortization	(45.4)	(44.1)	(32.6)
Other operating results	10.1	3.4	2.2

EBIT	230.3	178.4	165.4

EBITDA	277.9	224.7	200.1
Depreciation and amortization	47.6	46.3	34.7
EBITDA margin (R$/m³)	55	47	43

Summary of the fourth quarter of 2009

Ultrapar – Consolidated data	4Q09	4Q08	3Q09	Δ (%) 4Q09v4Q08	Δ (%) 4Q09v3Q09	2009	2008	Δ (%) 2009v2008
Net sales and services	10,422	7,610	9,660	37%	8%	36,116	28,268	28%
Gross profit	756	628	727	20%	4%	2,704	2,116	28%
Operating profit	269	229	253	17%	6%	915	713	28%
EBITDA	389	336	371	16%	5%	1,354	1,079	25%
Net earnings	149	68	133	119%	12%	467	390	20%
Earnings per share¹	1.11	0.51	1.00	119%	12%	3.43	2.87	19%
Amounts in R$ million (except for EPS)
¹Calculated based on the number of shares in the end of the period, excluding shares held in treasury.

Ultragaz – Operational data	4Q09	4Q08	3Q09	Δ (%) 4Q09v4Q08	Δ (%) 4Q09v3Q09	2009	2008	Δ (%) 2009v2008
Total volume (000 tons)	400	391	425	2%	(6%)	1,589	1,601	(1%)
Bottled	278	276	298	1%	(6%)	1,114	1,106	1%
Bulk	121	115	127	6%	(5%)	475	495	(4%)

Ipiranga – Operational data	4Q09	4Q08	3Q09	Δ (%) 4Q09v4Q08	Δ (%) 4Q09v3Q09	2009	2008	Δ (%) 2009v2008
Total volume (000 m³)	5,022	3,120	4,786	61%	5%	17,214	12,075	43%
Diesel	2,691	1,756	2,575	53%	4%	9,277	7,044	32%
Gasoline, ethanol and NGV	2,209	1,290	2,079	71%	6%	7,485	4,715	59%
Other²	122	74	132	66%	(7%)	453	316	43%
² Fuel oils, kerosene, lubricants and greases

Oxiteno – Operational data	4Q09	4Q08	3Q09	Δ (%) 4Q09v4Q08	Δ (%) 4Q09v3Q09	2009	2008	Δ (%) 2009v2008
Total volume (000 tons)	182	133	169	36%	7%	634	567	12%
Product mix
Specialty chemicals	172	117	155	48%	11%	582	504	15%
Glycols	9	17	14	(45%)	(36%)	53	63	(16%)
Geographical mix
Sales in Brazil	123	92	114	33%	8%	430	397	8%
Sales outside Brazil	59	41	55	42%	6%	205	170	20%

Ultracargo – Operational data	4Q09	4Q08	3Q09	Δ (%) 4Q09v4Q08	Δ (%) 4Q09v3Q09	2009	2008	Δ (%) 2009v2008
Effective storage³ (000 m3)	427	443	487	(4%)	(12%)	461	335	37%
Total kilometrage (million)	4.9	8.3	5.5	(41%)	(12%)	22.4	34.1	(34%)
      3Monthly average

Macroeconomic indicators	4Q09	4Q08	3Q09	Δ (%) 4Q09v4Q08	Δ (%) 4Q09v3Q09	2009	2008	Δ (%) 2009v2008
Average exchange rate (R$/US$)	1.74	2.28	1.87	(24%)	(7%)	2.00	1.83	9%
Brazilian interbank interest rate (CDI)	2.1%	3.3%	2.2%			9.9%	12.4%
Inflation in the period (IPCA)	1.1%	1.1%	0.6%			4.3%	5.9%

Highlights

➢
Dividends of R$ 159 million approved – On February 24th, 2010, Ultrapar’s Board of Directors approved the dividend payment of R$ 159 million, equivalent to R$ 1.19 per share, to be paid from March 12th, 2010 onwards. This amount, 34% higher than the anticipated dividends distributed in August 2009, reflects the strong progression in Ultrapar’s results and cash generation and corresponds to 56% of the 2H09 net earnings, representing an annualized dividend yield of 3% on Ultrapar’s average share price in 2H09. This distribution, added to the anticipated dividends distributed in August 2009, corresponds to a total of R$ 279 million, equivalent to 60% of the consolidated net earnings in 2009, representing a dividend yield of 3% on Ultrapar’s average share price in 2009.

➢
Renewal of the shareholders’ agreement – On December 3rd, 2009, shareholders of Ultra S.A., the controlling group of Ultrapar, entered into a new shareholders’ agreement that replaced the previous agreement, whose term would expire on December 16th, 2009. The terms and conditions of the new shareholders’ agreement are substantially the same as those of the previous agreement and have a two-year term.

➢
Acquisition of Texaco - progress of the integration – In this quarter, we further advanced in the Texaco integration process started in April 2009. In November, we completed the corporate merger of Texaco and Ipiranga, therefore allowing additional gains from the simplified structure. In this quarter, we also advanced in the fast-paced process of converting the acquired network into the Ipiranga brand, a process that consists of altering the visual identity of Texaco’s service stations to Ipiranga’s standards by painting and replacing banners and logos, among others. In the fourth quarter of 2009, 143 service stations and 25 convenience stores and franchises were converted, totaling approximately R$ 2 million of conversion expenses. From April 1st to December 31st, 2009, 1,020 service stations were converted, representing 75% of the acquired service stations in the South and Southeast regions, with average expenses of approximately R$ 31 thousand per service station, totaling R$ 31 million in the period. The process of converting the acquired network in the South and Southeast regions into the Ipiranga brand is expected to be concluded by the end of the first quarter of 2010. The conversion to the Ipiranga brand is one of the elements of the implementation of Ipiranga’s business model in the acquired network.

➢
Acquisition of Puma – On December 22nd, 2009, Ultrapar, through Ultracargo, acquired from Puma Storage do Brasil Ltda. a storage terminal for liquid bulk with a capacity of 83 thousand cubic meters located at the port of Suape, in the state of Pernambuco. On the same date, the ownership of the assets was effectively transferred and the amount of R$ 44 million paid for the acquisition. The acquired terminal is located in an area leased by Ultracargo and adjacent to its existing terminal in the port of Suape, thus allowing the immediate integration of the operations. The capacity of the acquired terminal will be added to Ultracargo’s current capacity of 540 thousand cubic meters, representing a 15% increase in the total liquid bulk storage capacity of the company. This acquisition strengthens Ultracargo’s position in the region of the port of Suape, enhances its operational scale and represents another step in Ultracargo’s strategy of strengthening its position as an important provider of storage for liquid bulk in South America.

➢
Investment plan of R$ 820 million approved for 2010 – Ultrapar’s Board of Directors approved an investment plan of R$ 820 million for 2010, of which R$ 314 million will be invested at Ipiranga, R$ 252 million at Oxiteno, R$ 152 million at Ultragaz and R$ 81 million at Ultracargo. These investments are part of Ultrapar's expansion plan and aim at growing the company through increased operational scale, technology differentiation and productivity gains, as well as modernization of existing operations. This amount does not include acquisitions.

➢
Reduction in the cost of debt – On December 3rd, 2009, Ultrapar concluded the review of certain terms and conditions of its 3rd issuance of debentures, in the amount of R$ 1.2 billion. Effective from December 4th, 2009, the remuneration of the debentures was reduced to 108.5% of the CDI (Interbank deposit rate) and its maturity date was extended to December 4th, 2012. With these changes, Ultrapar reduced its cost of debt, providing higher financial flexibility and increase in soundness and liquidity.

Executive summary of the results

The year 2009 was marked by the effects of the global financial crisis, which was more intense during the first quarter of 2009, when the Brazilian gross domestic product decreased by 2.1% compared with the same period of 2008. During the following quarters, measures adopted by the Brazilian government to minimize the impacts of the crisis started to reflect on the economy, leading to a gradual recovery of the GDP and strengthening the prospects for a recovery in growth in 2010. In 2009, measures to stimulate the economy were implemented both through monetary policies, which resulted in a 5% decrease in the basic interest rate in 2009, and through tax policies, such as the federal Excise Tax on Manufactured Products (IPI) tax break on durable goods. Such measures, associated with a gradual recovery of credit availability, resulted in a positive response from certain sectors of economy, notably the automotive industry, which in 2009 reported another sales record with more than 3 million vehicles licensed, a 13% increase compared with the 2008 already expanded basis. The quick rebound of the Brazilian economy has driven the inflow of foreign investments in the country, thus contributing to a 25% appreciation of the Brazilian currency against the U.S. dollar in 2009 - the highest appreciation in the decade, closing the year at a rate of R$ 1.74/US$. In the international environment, the initiatives adopted by several governments to minimize the effects of the crisis also contributed to the beginning of the economic recovery of certain countries, specially the emerging markets, with a recovery of the demand for commodities and a consequent upward trend in their prices, notably oil, which closed the year quoted at US$ 75 per barrel, an 80% increase compared with its 2008 closing price.

In 4Q09, Ultragaz sales volume grew by 2% compared with 4Q08, boosted by the 6% growth in the bulk segment, as a result of the recovery in economic activity. Ultragaz’s EBITDA reached R$ 61 million in 4Q09, up 23% from 4Q08, mainly as a result of a recovery in margins, to which contributed the operational efficiency programs implemented. The same factors allowed Ultragaz’s EBITDA to reach R$ 281 million in 2009, up 34% over the previous year.

The continued good performance of the automotive industry in 4Q09 and its effects on the growth of the Brazilian fleet, combined with the volume resulting from Texaco’s acquisition, contributed to the 71% growth in Ipiranga’s sales volume of fuels for light vehicles (gasoline, ethanol and NGV) compared with 4Q08. Ipiranga’s diesel sales grew by 53% due to the consolidation of Texaco’s sales volume from April 1st, 2009 and an increased economic activity in 4Q09. Ipiranga’s consolidated EBITDA in 4Q09 amounted to R$ 263 million, 51% higher than that in 4Q08. Excluding non-recurring expenses with the conversion of Texaco’s service stations to the Ipiranga brand and with the integration of the acquired operations, its consolidated EBITDA in 4Q08 amounted to R$ 278 million, resulting in an EBITDA margin of R$ 55/m3, R$ 8/m3 higher than that in 3Q09. In 2009, Ipiranga’s EBITDA amounted to R$ 778 million, up 29% from 2008. Excluding expenses related to brand-switching and integration of operations, Ipiranga’s EBITDA amounted to R$ 846 million in 2009, equivalent to an EBITDA margin of R$ 49/m3 in 2009.

In the fourth quarter of 2009, Oxiteno reported a 36% sales volume growth compared with 4Q08, as a result of the capacity expansions, the recovery of the economic activity and commercial initiatives for imports replacement. EBITDA amounted to R$ 31 million in 4Q09, down 67% from 4Q08, due to (i) a 24% stronger Real, (ii) a rise in the raw material cost in dollar during the quarter, and (iii) the benefit from the 22% depreciation of the Real during 4Q08. In 2009, Oxiteno’s EBITDA totaled R$ 145 million, down 31% from 2008, mainly due to historical costs of goods sold higher than their current replacement costs between January and September. Oxiteno estimates that the effect of the difference between historical and replacement costs was R$ 78 million in 2009.

Ultracargo’s average effective storage was down 4% from 4Q08, especially due to the lower occupancy rate at the Santos terminal, as a result of the reduced availability of ethanol and vegetal oils for export, partially offset by an increase in volumes of products handled at the Aratu terminal as a consequence of capacity expansions. In 4Q09, Ultracargo’s EBITDA totaled R$ 22 million, up 6% over 4Q08, despite the lower occupancy rate, due to the synergies resulting from União Terminais’ integration. In 2009, Ultracargo’s EBITDA amounted to R$ 105 million, up 107% over 2008. In 2009, Ultracargo’s EBITDA margin reached 31%, higher than the 18% margin of 2008.

Ultrapar’s consolidated EBITDA totaled R$ 389 million, a 16% increase compared with 4Q08, as a result of the EBITDA growth in Ipiranga, Ultragaz and Ultracargo. Net earnings for 4Q08 reached R$ 149 million, up 119% over 4Q08, mainly as a result of the growth in EBITDA and lower financial expenses for the period. In 2009, Ultrapar’s EBITDA totaled R$ 1,354 million, a growth of 25% over 2008. Net earnings for 2009 reached R$ 467 million, up 20% over 2008.

Operational performance

Ultragaz – According to the Brazilian National Oil Agency, the Brazilian LPG market increased by 1% in 4Q09 compared with 4Q08, reflecting the growth recovery in the bulk segment. In the same period, Ultragaz’s sales volume amounted to 400 thousand tons, up 2% over 4Q08. In the bottled segment, Ultragaz’s sales volume grew by 1% as a result of commercial initiatives implemented by the company, including new markets. In the bulk segment, sales volume grew by 6% due to the recovery in economic activity. Compared with 3Q09, Ultragaz’s sales volume decreased by 6%, mainly as a result of seasonality between the periods. In 2009, Ultragaz’s sales volume totaled 1,589 thousand tons, down 1% from 2008. Excluding the effect of a temporary consumption of 15 thousand tons by a large client in the bulk segment in 2008, the total volume would have remained stable.

Ultragaz – Sales volume (000 tons)

Ipiranga – Ipiranga’s sales volume totaled 5,022 thousand cubic meters in 4Q09, 61% higher than that in 4Q08. The sales volume of fuels for light vehicles grew 71%, mainly as a consequence of the consolidation of Texaco’s volume from April 1st, 2009, and the increase in the light vehicle fleet during the last 12 months. Diesel sales volume increased by 53% due to the consolidation of Texaco’s volume from April 1st, 2009 and the increased economic activity in 4Q09. Compared with 3Q09, Ipiranga’s sales volume grew by 5%, although volumes in fourth quarters are seasonally weaker, as a result of the increased economic activity and consequent growth recovery in diesel volume. In 2009, Ipiranga’s sales volume amounted to 17,214 thousand cubic meters, up 43% over 2008.

Ipiranga – Sales volume (000 m³)

Oxiteno – Oxiteno’s sales volume totaled 182 thousand tons, up 36% (48 thousand tons) over 4Q08, with a 48% increase in sales volume of specialty chemicals, as a result of expansions in the production capacity, the recovery of the economic activity and the imports replacement process. In the Brazilian market, sales volume rose by 33% (31 thousand tons), with a strong performance of specialty chemicals sold to the cosmetics, detergents, agrochemicals, paints, varnishes and petroleum industries. Sales volume outside Brazil grew by 42% (17 thousand tons) due to an increase in sales volume of specialty chemicals as a result of the capacity expansions. Compared with 3Q09, sales volume grew by 7% (13 thousand tons), as a result of the continued process of imports replacement and increased economic activity. Oxiteno’s sales volume in 2009 totaled 634 thousand tons, up 12% over 2008.

Oxiteno – Sales volume (000 tons)

Ultracargo – In 4Q09, Ultracargo’s average effective storage measured in cubic meters decreased by 4% from 4Q08, as a result of the reduced availability of ethanol and vegetable oils for export, partially offset by expansions in the Aratu terminal. Compared with 3Q09, average storage was 12% lower, due to the factors above and the seasonality between the periods. In the transportation segment, total kilometrage travelled declined by 41% and 12% compared with 4Q08 and 3Q09, respectively, mainly due to Ultracargo’s decision to reduce its presence in the packed cargo segment. In 2009, Ultracargo presented a 37% increase in the average storage at its terminals, and a 34% decrease in total kilometrage travelled.

Average storage (000 m³)	Kilometrage travelled (million)

                                                                                                                                  & #160;

Economic-financial performance

Net sales and services – Ultrapar’s consolidated net sales and services amounted to R$ 10,422 million in 4Q09, up 37% from 4Q08, mainly as a consequence of the consolidation of Texaco from 2Q09 on. In 2009, Ultrapar’s net sales and services totaled R$ 36,116 million, up 28% over 2008, mainly as a consequence of the addition of Texaco’s net sales and services from 2Q09 on.

Net sales and services (R$ million)

Ultragaz – Ultragaz’s net sales and services amounted to R$ 884 million in 4Q09, up 7% over 4Q08, due to an increase in sales volume and commercial initiatives and operational efficiency programs implemented. Compared with 3Q09, net sales and services declined by 5%, due to seasonally lower sales volume. In 2009, Ultragaz’s net sales and services totaled R$ 3,441 million, up 3% from 2008.

Ipiranga – Ipiranga’s net sales and services totaled R$ 8,989 million in 4Q09, up 47% from net sales and services for 4Q08, mainly due to the 61% increase in sales volume, partially offset by a reduction in diesel ex-refinery cost in June 2009. Compared with 3Q09, Ipiranga’s net sales and services grew by 10% due to an increase in sales volume and increase in ethanol cost, as a consequence of the product’s reduced availability in 4Q09. In 2009, Ipiranga’s net sales and services totaled R$ 30,499 million, up 34% from 2008.

Ipiranga – Net sales breakdown by product

Oxiteno – Oxiteno’s net sales and services totaled R$ 505 million in 4Q09, down 11% from 4Q08, despite the 36% growth in sales volume, due to the 24% stronger Real and 15% lower average dollar prices. Compared with 3Q09, net sales and services grew by 5%, due to the 7% growth in sales volume and 5% higher average dollar prices, partially offset by the 7% stronger Real. Net sales and services in 2009 amounted to R$ 1,921 million, stable compared with 2008.

Ultracargo – Ultracargo’s net sales and services amounted to R$ 80 million in 4Q09, up 8% compared with 4Q08, as a result of lower average storage and a reduction in kilometrage travelled, partially offset by contractual tariff adjustments. Compared with 3Q09, Ultracargo’s net sales and services decreased by 9%, due to the volume variation. In 2009, Ultracargo’s net sales and services totaled R$ 337 million, up 19% over 2008.

Cost of goods sold – Ultrapar’s cost of goods sold amounted to R$ 9,666 million in 4Q09, up 38% compared with 4Q08, mainly as a result of the consolidation of Texaco from 2Q09 on. In 2009, Ultrapar’s cost of goods sold totaled R$ 33,412 million, up 28% from 2008, mainly as a consequence of the consolidation of Texaco’s cost of goods sold from 2Q09 on.

Ultragaz – Ultragaz’s cost of goods sold amounted to R$ 747 million in 4Q09, up 4% over 4Q08 and down 3% from 3Q09, mainly due to the variation in sales volume between the periods, the effects of inflation on personnel expenses and a larger number of re-qualified LPG cylinders. In 2009, Ultragaz’s cost of goods sold amounted to R$ 2,896 million, stable compared with 2008.

Ipiranga – Ipiranga’s cost of goods sold amounted to R$ 8,483 million in 4Q09, up 46% from 4Q08, mainly as a result of the 61% increase in sales volume, partially offset by the decrease in diesel ex-refinery cost in June 2009. Compared with 3Q09, Ipiranga’s cost of goods sold grew by 10%, due to the 5% increase in sales volume and the increase in ethanol cost. In 2009, Ipiranga’s cost of goods sold totaled R$ 28,828 million, up 34% from 2008.

Oxiteno – Oxiteno’s cost of goods sold amounted to R$ 432 million in 4Q09, up 5% from 4Q08, as a result of the 36% increase in sales volume and a higher depreciation resulting from the operations expanded in 4Q08, partially offset by the 24% stronger Real. Compared with 3Q09, Oxiteno’s cost of goods sold grew by 7%, due to the increase in sales volume and the rise in the dollar cost of raw materials, as a result of the increase in naphta prices, partially offset by a stronger Real. In 2009, Oxiteno’s cost of goods sold totaled R$ 1,611 million, up 6% from 2008.

Ultracargo – Ultracargo’s cost of services provided amounted to R$ 49 million in 4Q09, down 9% from 4Q08, mainly due to its reduced presence in the transportation segment and the operational synergies derived from the consolidation of União Terminais. Compared with 3Q09, Ultracargo’s cost of services provided remained stable, despite the seasonality between the quarters, mainly as a result of higher costs associated with the maintenance of its terminals, making use of a period of reduced volume of products handled. In 2009, Ultracargo’s cost of services provided amounted to R$ 197 million, up 5% from 2008.

Sales, general and administrative expenses – Ultrapar’s sales, general and administrative expenses amounted to R$ 498 million in 4Q09, up 25% from 4Q08, basically on account of Texaco’s consolidation from 2Q09 on and non-recurring expenses related to the integration of its operations into Ultrapar. In 2009, Ultrapar’s sales, general and administrative expenses totaled R$ 1,808 million, up 27% from 2008, especially due to the consolidation of Texaco’s sales, general and administrative expenses from 2Q09 on.

Ultragaz – Ultragaz’s sales, general and administrative expenses amounted to R$ 106 million in 4Q09, up 25% and 12% over 4Q08 and 3Q09, respectively, as a consequence of an increase in expenses related to promotional and sales campaigns, the effects of inflation on personnel expenses and higher variable compensation, in line with the earnings progression in the year. In 2009, Ultragaz’s sales, general and administrative expenses reached R$ 381 million, up 9% from 2008.

Ipiranga – Ipiranga’s sales, general and administrative expenses (including employees statutory interest) amounted to R$ 300 million in 4Q09, up 58% from 4Q08, mainly due to the consolidation of Texaco’s expenses and R$ 15 million non-recurring expenses with the conversion of Texaco’s service stations to the Ipiranga brand (R$ 2 million) and with the integration of operations (R$ 13 million). Excluding non-recurring expenses and depreciation, Ipiranga’s sales, general and administrative expenses amounted to R$ 48/m3 of product sold, lower than the R$ 53/m3 in 4Q08 (pre-acquisition of Texaco), reflecting the implementation of the operational and administrative synergy plan. Compared with 3Q09, sales, general and administrative expenses grew by 3%, despite the lower level of non-recurring expenses in 4Q09, as a consequence of an increase in sales volume and higher variable compensation, in line with the company’s earnings progression. In 2009, Ipiranga’s sales, general and administrative expenses totaled R$ 1,068 million, up 54% from 2008, including R$ 31 million non-recurring expenses with the conversion of Texaco’s service stations to the Ipiranga brand and R$ 38 million with Texaco’s integration.

Oxiteno – Oxiteno’s sales, general and administrative expenses amounted to R$ 69 million in 4Q09, down 13% from 4Q08, despite the 36% increase in sales volume, as a result of expense reduction initiatives implemented, lower variable compensation and the effect of a stronger Real over international freight expenses. Compared with 3Q09, Oxiteno’s sales, general and administrative expenses grew by 2% due to the annual collective wage agreement and to an increase in sales volume, partially offset by a stronger Real and expense reduction initiatives implemented. Sales, general and administrative expenses amounted to R$ 268 million in 2009, up 9% from 2008.

Ultracargo – Ultracargo’s sales, general and administrative expenses amounted to R$ 22 million in 4Q09, down 28% from 4Q08, mainly because of the R$ 8 million goodwill amortization in 4Q08 related to the acquisition of União Terminais. Compared with 3Q09, Ultracargo’s sales, general and administrative expenses increased by 4%, especially due to higher variable compensation, resulting from the strong earnings progression in the year. In 2009, sales, general and administrative expenses amounted to R$ 90 million, down 2% from 2008.

EBITDA – Ultrapar’s EBITDA amounted to R$ 389 million in 4Q09, 16% growth over 4Q08, mainly as a consequence of the consolidation of Texaco from 2Q09 on and EBITDA growth in Ipiranga, Ultragaz and Ultracargo. In 2009, Ultrapar’s EBITDA totaled R$ 1,354 million, up 25% from 2008.

EBITDA (R$ million)

Ultragaz – Ultragaz’s EBITDA amounted to R$ 61 million in 4Q09, up 23% over 4Q08, especially because of a recovery in margins, to which the operational efficiency programs implemented contributed, partially offset by an increase in expenses related to promotional and sales campaigns and higher variable compensation, in line with the company’s earnings progression in the year. In addition, Ultragaz’s EBITDA in 4Q09 is negatively affected by R$ 7 million non-recurring expenses related to fiscal contingency. Compared with 3Q09, Ultragaz’s EBITDA declined by 35%, due to seasonality between the quarters and the factors mentioned above. In 2009, EBITDA totaled R$ 281 million, up 34% from the previous year, especially due to commercial initiatives and the operational efficiency programs implemented.

Ipiranga – Ipiranga’s EBITDA amounted to R$ 263 million in 2Q09, up 51% from 4Q09, mainly as a consequence of the consolidation of Texaco from 2Q09 on. Compared with 3Q09, Ipiranga’s EBITDA grew by 32%, due to a seasonal improvement in sales mix and an increase in sales volume. In 2009, Ipiranga’s EBITDA totaled R$ 778 million, a growth of 29% over 2008.

Ipiranga’s EBITDA excluding non-recurring expenses related to Texaco in 4Q09 totaled R$ 278 million, equivalent to a unit EBITDA margin of R$ 55/m3, R$ 8/m3 or 18% higher than the ex-non-recurring EBITDA margin of R$ 47/m3 recorded in 3Q09, and in line with the EBITDA margin in 4Q08 (pre-acquisition of Texaco). In 2009, Ipiranga’s EBITDA ex non-recurring expenses totaled R$ 846 million.

Oxiteno – Oxiteno’s EBITDA amounted to R$ 31 million in 4Q09, down 67% from 4Q08, despite the 36% increase in sales volume, as a result of (i) a 24% stronger Real, (ii) the increase in raw materials cost in dollars during 4Q09, and (iii) the benefits from the 22% Real depreciation during 4Q08. Compared with 3Q09, Oxiteno’s EBITDA declined by 22%, with the 7% increase in sales volume offset by the 7% Real appreciation and by the increase in variable cost per ton in dollars. In 2009, Oxiteno’s EBITDA totaled R$ 145 million, down 31% from 2008, mainly as a consequence of the difference between historical and replacement costs until 3Q09, which Oxiteno estimates to had been R$ 78 million in 2009.

Ultracargo – Ultracargo’s EBITDA amounted to R$ 22 million in 4Q09, up 6% from 4Q08, mainly as a consequence of the operational synergies resulting from the integration of União Terminais, partially offset by a decrease in the volume of ethanol and vegetable oil handled, resulting from these products’ reduced availability to export in 4Q09. Compared with 3Q09, Ultracargo’s EBITDA declined by 28%, especially due to the seasonal volume reduction. In 2009, Ultracargo’s EBITDA totaled R$ 105 million, up 107% from 2008.

Depreciation and amortization – Total depreciation and amortization costs and expenses in 4Q09 were R$ 119 million, up R$ 11 million from 4Q08, due to the consolidation of the depreciation resulting from (i) the acquisition of Texaco, (ii) Oxiteno’s expanded operations, and (iii) investments in new service stations and conversion of unbranded stations at Ipiranga, partially offset by the R$ 8 million goodwill amortization in 4Q08 related to the acquisition of União Terminais. Total depreciation and amortization costs and expenses remained stable in relation to 3Q09. In 2009, total depreciation and amortization costs and expenses totaled R$ 439 million, up R$ 64 million from 2008.

Financial result – Ultrapar reported net financial expense of R$ 73 million in 4Q09, R$ 26 million lower than that in 4Q08, mainly as a consequence of (i) lower interest rates and (ii) the 22% Real depreciation during 4Q08, compared to a 2% appreciation during 4Q09. Ultrapar’s net financial expense was R$ 13 million higher than that in 3Q09, mainly due to the higher Real appreciation during 3Q09. In 2009, Ultrapar’s net financial expense totaled R$ 278 million, up R$ 109 million from 2008.

Ultrapar ended 2009 with a net debt of R$ 2,060 million (1.5x EBITDA in the last twelve months), higher than the R$ 1,538 million net debt in December 2008, mainly as a consequence of the payment related to the acquisition of Texaco. On the other hand, Ultrapar’s net debt in December 2009 decreased by R$ 213 million compared with September 2009, as a result of the company’s strong cash generation in the period.

Other revenues and expenses (former non-operating result) – In 4Q09, Ultrapar reported other revenues of R$ 4 million, mainly resulting from sale of assets, compared with other expenses of R$ 8 million in 4Q08, substantially related to the write off of some studies and projects. In 2009, other revenues totaled R$ 20 million, up R$ 9 million from 2008.

Net earnings – Ultrapar’s consolidated net earnings in 4Q09 amounted to R$ 149 million, a growth of 119% over 4Q08, due to the 16% increase in EBITDA and lower financial expense in the period. Compared with 3Q09, net earnings grew by 12%, especially as a result of the EBITDA growth. In 2009, Ultrapar’s net earnings totaled R$ 467 million, up 20% from 2008.

Investments – Total investment, net of disposals and repayments, amounted to R$ 220 million in 4Q09, allocated as follows:

•	At Ultragaz, R$ 11 million were invested mainly in new clients in the bulk segment and in the renewal of assets.

•
At Ipiranga, R$ 109 million were invested in the conversion of unbranded service stations, new service stations, renewal and improvement of the distribution network. From the total amount invested, R$ 42 million were related to additions to property, plant and equipment, and R$ 67 million were related to financing and bonuses to clients, net of repayments.

•	At Oxiteno, R$ 36 million were invested, concentrated on projects to expand the ethylene oxide and ethoxylates production capacity in Camaçari and on productivity gains.

•	Ultracargo invested R$ 60 million, mainly in the Puma’s asset acquisition (R$ 44 million) and in the 21 thousand m3 expansion in the Santos terminal, expected to start up in 1Q10.

R$ million	4Q09	2009	Total investments, net of disposals and repayments (R$ million)
Additions to fixed assets[1]
Ultragaz	11	105
Ipiranga	42	117
Oxiteno	36	164
Ultracargo	60	79
Total additions to fixed assets[2]	153	480
Financing and bonuses to clientes[3] - Ipiranga	67	105
Equity investments[4]	-	1,361
Total investments, net of disposals and repayments	220	1,946
1 Includes the consolidation of Serma
2  Includes R$ 1 million financed through leasing operations not reported in the cash flow statement in accordance to CVM Resolution Nº 547 / CPC 03
3  Financing and bonuses to clients are included as working capital in the Cash Flow Statement

Following its strategy of expanding its scale and increasing the competitiveness of its businesses, Ultrapar invested R$ 1,946 million in 2009, of which R$ 585 million refer to organic investments and R$ 1,361 million refer to acquisitions. Regarding organic investments, R$ 105 million were invested in Ultragaz, focusing on renewal and replacement of LPG bottles and on new bulk LPG clients. Investments in Ipiranga reached R$ 222 million, primarily deployed to the conversion of unbranded gas stations, new service stations, renewal and improvement of the distribution network. Of the total amount invested, R$ 117 million were related to additions to property, plant and equipment and R$ 105 million were related to financing and bonuses to clients, net of repayments. Investments in Oxiteno reached R$ 164 million, focused on projects to expand the production capacity, particularly the capacity expansion of ethylene oxide and ethoxylates in Camaçari, and investments aiming at productivity gains. Investments in Ultracargo reached R$ 79 million, allocated primarily to Puma’s asset acquisition and to the expansion of the Aratu terminal, completed in 3Q09, and of the Santos terminal, expected to start operations in 1Q10. In addition to investments in the organic growth of its operations, Ultrapar closed in March the acquisition of Texaco’s fuel distribution business in Brazil, in the amount of R$ 1,361 million.

The 2010 investment plan, excluding acquisitions, totals R$ 820 million and is aimed at continuing the growth through scale, through technological differentiation and through productivity gains, as well as the modernization of the existing operations. The increase in organic investments compared with 2009 reflects the more dynamic economic environment experienced during the last months of the year, with consequent more attractive opportunities for all our businesses.

Organic investments¹ (R$ million)	2010
Ultragaz	152
Ipiranga	314
Oxiteno	252
Ultracargo	81
Others²	20
Total	820
[1] Net of disposals [2] Includes primarily RPR and corporate Serma

At Ultragaz, investments will be allocated primarily to the expansion of UltraSystem (small bulk delivery), a segment with growth linked to the economic performance, to the strengthening of activities in the North and Northeast of Brazil and to the replacement of LPG bottles and tanks. At Ipiranga, investments will be directed to the expansion and renewal of its distribution network and to operational improvements, including expansion to the Mid-West, Northeast and North regions, started with the acquisition of Texaco. Of the total investments budgeted by Ipiranga, R$ 182 million are related to additions to property, plant and equipment and R$ 133 million are related to financing and bonuses to clients, net of repayments. At Oxiteno, investments include R$ 185 million for the conclusion of the expansions of ethylene oxide and ethoxylates in Camaçari, which will add, respectively, 90 thousand tons/year and 70 thousand tons/year to the production capacity. Ultracargo will allocate its investments primarily to a 50 thousand cubic meters expansion in its terminals in Suape, Santos and Aratu.

Ultrapar in the capital markets

Ultrapar’s average daily trading volume in 4Q09 was R$ 32 million, 27% higher than the average of R$ 25 million in 4Q08 and 18% higher than the average of R$ 27 million in 3Q09, considering the combined trading on the BM&FBovespa and the NYSE. Ultrapar’s shares closed 4Q09 quoted at R$ 80.11/share on the BM&FBovespa, with an accumulated appreciation of 12% in the quarter, compared with the 11% appreciation of the Ibovespa index over the same period. At the NYSE, Ultrapar’s shares appreciated by 17% in 4Q09, while the Dow Jones index was up by 7% over the same period.

The volatility experienced at the beginning of 2009 and the increased risk aversion during that period caused the average daily trading volume at BM&FBovespa to decrease by 4% in 2009 compared with 2008, amounting R$ 5.3 billion. On the other hand, Ultrapar’s shares continued to experience positive progression in liquidity. The average daily trading volume in 2009 was R$ 27 million, considering the combined trading on the BM&FBovespa and the NYSE, a 2% growth over 2008.

In 2009, Ultrapar’s shares appreciated by 58% at BM&FBovespa, while the Ibovespa index had an 83% appreciation, boosted primarily by industries whose shares had strongly depreciated in late 2008, such as real estate and commodities. On the other hand, in 2008, while the Ibovespa index had a 41% depreciation in the year, Ultrapar’s shares depreciated by 19%. At the NYSE, Ultrapar’s shares had a 109% appreciation in 2009, exceeding the 19% Dow Jones appreciation in the same period. Ultrapar ended 2009 with an R$ 11 billion market capitalization, a 58% increase over the end of 2008 and a 27% increase over the end of 2007.

Performance of UGPA4 vs. Ibovespa – 4Q09 (Base 100)	Performance of UGPA4 vs. Ibovespa — 2009 (Base 100)

Average daily trading volume
(R$ million)

Summary of changes resulting from the implementation of Law 11,638/07 and 11,941/09

The table below shows the main effects of the application of Laws 11,638/07 and 11,941/09 on 4Q08 financial statements. Additional information about the changes resulting from the new legislation is available in notes 2 and 3 of the financial statements as of December 31st, 2008 and 2009, March 31st, 2009, June 30th, 2009 and September 30th, 2009, available on Ultrapar’s website (www.ultra.com.br).

Effects of the implementation of Laws 11,638/07 and 11,941/09 on the business units’ EBITDA – 4Q08
 (R$ million)

		Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar

EBITDA before the implementation of Laws 11,638/07 and 11,941/09		171.2	50.0	92.8	20.9	(4.0)	330.9

Contracts for financial leasing operations recognized as property, plant & equipment and debt	CVM 554 / CPC 06	3.2	-	-	-	0.1	3.3

Consolidation of the results of the company SERMA* on the financial statements	CVM 565 / CPC 13	-	-	-	-	1.3	1.3

Total effects		3.2	-	-	-	1.4	4.6

EBITDA after the implementation of Laws 11,638/07 and 11,941/09		174.4	50.0	92.8	20.9	(2.6)	335.5

Main effects from the implementation of Laws 11,638/07 and 11,941/09 on the consolidated financial statements – 4Q08
(R$ million)

		EBITDA	Financial results	Net earnings	Net debt	Long term assets	Shareholder's equity
Figures before the implementation of Laws 11,638/07 and 11,941/09		330.9	(88.1)	77.3	1,524.3	3,726.3	4,646.1

Contracts of financial leasing operations recognized as fixed assets and debt	CVM 554 / CPC 06	3.3	(1.0)	0.8	25.4	29.0	2.4

Consolidation of the company SERMA* and equity in income and affiliated companies of Metalplus** in the financial statements	CVM 565 / CPC 13	1.3	-	-	(0.2)	14.9	(0.3)

Currency translation impact of the net investment on some foreign subsidiaries recorded directly in the account accumulated translation adjustment in the Shareholder's equity	CVM 534 / CPC 02	-	(4.2)	(4.2)	-	-	-

Marking to market of financial and foreign exchange and interest hedging instruments	CVM 566 / CPC 14	-	(5.6)	(5.8)	(1.6)	-	1.1

Transaction costs and premiums in the issuance of securities and securities recognized as debt reducer	CVM 556 / CPC 08	-	(0.1)	(0.1)	(9.6)	-	0.9

Adjustment at present value of credit balances of ICMS on the purchase of fixed assets (CIAP)	CVM 564 / CPC 12	-	-	-	-	5.5	-

Total effects		4.6	(10.9)	(9.3)	14.0	49.4	4.1

Figures after the implementation of Laws 11,638/07 and 11,941/09		335.5	(98.9)	68.1	1,538.3	3,775.7	4,650.2

*	SERMA - Association of users of data processing equipment and related services (responsible for IT services for Ultrapar)
**	Metalúrgica Plus S/A - Former producer of gas cylinders, not currently operating

Outlook

Ultrapar’s leading position in the markets in which it operates combined with the investments made in the last few years place each of Ultrapar’s business units in a privileged position to benefit from the significant growth potential of the Brazilian market. For Ipiranga, the vehicle fleet continued growth and the increase in the demand for diesel, resulting from the economic growth recovery, allow Ipiranga to foresee increasing sales volume. In addition to maximize the benefits from this organic growth, Ipiranga will continue to capture gains from the acquisition of Texaco and to explore the existing potential to expand its network through the conversion of unbranded service stations and through the acquisition of local companies, mainly in the North, Northeast and Mid-West regions of Brazil. At Oxiteno, expasions of specialty chemicals production capacity completed and the strong presence in segments with significant growth outlook, such as cosmetics, detergents, agrochemicals, paints and varnishes, and oil and gas, should allow the company to benefit through an increase in sales volume and consequent operational leverage. Ultragaz, that reported significant growth in results in 2009, is uniquely positioned to benefit from the growth recovery in sales volume in the bulk segment, whose performance is directly linked to the economic activity and in which Ultragaz has a leading position. Ultragaz will also carry on its strategy of expanding in niche markets, such as the current expansion to the states of Pará and Maranhão. Finally, Ultracargo, which in 2009 assumed a leading role in the consolidation of the liquid bulk storage segment through integration of the acquisition of União Terminais and the acquisition of Puma in Suape, is expected to benefit from the increased globalization of the Brazilian economy, a process that will pass through the ports where Ultracargo operates and will benefit the segments served by Ultracargo.

Forthcoming events

Conference call / Webcast: February 26th, 2010

Ultrapar will be holding a conference call for analysts on February 26th, 2009 to comment on the company's performance in the fourth quarter of 2009 and outlook. The presentation will be available for download on the company's website 30 minutes prior to the conference call.

Brazilian: 9:00 a.m. (US EST)
Phone: +55 11 2188 0188
Code: Ultrapar

International: 10:30 a.m. (US EST)
Participants Brazil: 0800 891 9722
Participants US: +1 800 418 6854
Participants International: +1 973 200 3114
Code: Ultrapar

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

Operational and market Information

Financial focus	4Q09	4Q08	3Q09	2009	2008
EBITDA margin Ultrapar	3.7%	4.4%	3.8%	3.8%	3.8%
Net margin Ultrapar	1.4%	0.9%	1.4%	1.3%	1.4%
Focus on human resources	4Q09	4Q08	3Q09	2009	2008
Number of employees – Ultrapar	9,429	9,496	9,533	9,429	9,496
Number of employees – Ultragaz	4,075	4,109	4,116	4,075	4,109
Number of employees – Ipiranga	2,326	2,083	2,343	2,326	2,083
Number of employees – Oxiteno	1,481	1,565	1,528	1,481	1,565
Number of employees – Ultracargo	1,232	1,459	1,231	1,232	1,459
Focus on capital markets	4Q09	4Q08	3Q09	2009	2008
Number of shares (000)	136,096	136,096	136,096	136,096	136,096
Market capitalization[1] – R$ million	10,898	6,247	8,974	8,875	7,549
BM&FBovespa	4Q09	4Q08	3Q09	2009	2008
Average daily volume (shares)	294,400	388,440	334,773	321,048	360,195
Average daily volume (R$ 000)	23,414	17,673	22,091	20,913	20,025
Average share price (R$/share)	79.5	45.5	66.0	65.1	55.6
NYSE	4Q09	4Q08	3Q09	2009	2008
Quantity of ADRs[2] (000 ADRs)	13,024	13,445	12,271	13,024	13,445
Average daily volume (ADRs)	99,553	153,501	71,827	92,412	117,104
Average daily volume (US$ 000)	4,688	3,175	2,522	3,088	3,548
Average share price (US$/ADR)	47.1	20.7	35.1	33.4	30.3
Total	4Q09	4Q08	3Q09	2009	2008
Average daily volume (shares)	393,953	541,942	406,601	413,460	477,299
Average daily volume (R$ 000)	31,545	24,878	26,811	26,961	26,476

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for the amounts on page 25, which are expressed in US dollars and were obtained using the average exchange rate (commercial dollar rate) for the corresponding periods.

For additional information, please contact:
Investor Relations - Ultrapar Participações S.A.
+55 11 3177 7014
invest@ultra.com.br
www.ultra.com.br

[1]	Calculated based on the weighted average price in the period.
[2]	1 ADR = 1 preferred share.

ULTRAPAR
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2009	2008	2009

ASSETS
Cash and cash equivalents	2,276.0	2,126.4	1,808.3
Trade accounts receivable	1,612.5	1,429.3	1,588.3
Inventories	942.2	1,033.8	920.5
Income and social contribution taxes	168.8	111.8	156.4
Other	378.3	434.5	378.4
Total Current Assets	5,377.8	5,135.8	4,851.9

Investments	23.3	34.0	23.1
Property, plant and equipment and intangibles	4,655.8	3,726.1	4,626.2
Deferred charges	9.8	15.6	11.2
Long term investments	7.2	7.2	7.2
Income and social contribution taxes LT	472.7	408.7	485.1
Trade accounts receivable LT	338.2	210.1	295.0
Other long term assets	205.5	129.7	180.6
Total Long Term Assets	5,712.5	4,531.4	5,628.4

TOTAL ASSETS	11,090.3	9,667.2	10,480.3

LIABILITIES
Loans and financing	1,018.9	1,658.1	965.4
Debentures	1.4	-	41.3
Suppliers	891.9	614.2	692.1
Payroll and related charges	176.5	164.6	169.7
Taxes	145.4	121.1	167.3
Other accounts payable	253.9	189.7	65.5
Total Current Liabilities	2,488.0	2,747.7	2,101.3

Loans and financing	2,136.0	2,013.8	1,889.1
Debentures	1,186.5	-	1,192.7
Income and social contribution taxes	12.6	18.2	12.0
Other long term liabilities	402.9	199.1	409.5
Total Long Term Liabilities	3,738.0	2,231.1	3,503.2
TOTAL LIABILITIES	6,226.0	4,978.8	5,604.5

STOCKHOLDERS' EQUITY
Capital	3,696.8	3,696.8	3,696.8
Capital reserve	1.3	0.9	1.1
Revaluation reserves	8.2	10.3	8.9
Profit reserves	1,132.4	940.1	941.7
Mark to market adjustments	(4.1)	(6.2)	(7.0)
Cumulative translation adjustment	(5.3)	8.3	(5.1)
Retained earnings	-	-	200.0
Total Stockholders' Equity	4,829.3	4,650.2	4,836.3
Minority Interests	35.0	38.2	39.5
TOTAL STOCKHOLDERS' EQUITY & M.I.	4,864.3	4,688.4	4,875.8

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	11,090.3	9,667.2	10,480.3

Cash and Long term investments	2,283.2	2,133.6	1,815.5
Debt	4,342.8	3,671.9	4,088.5
Net cash (debt)	(2,059.6)	(1,538.3)	(2,273.0)

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of Reais (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2009	2008	2009	2009	2008

Net sales and services	10,422.4	7,609.7	9,660.3	36,115.9	28,268.0

Cost of sales and services	(9,666.4)	(6,981.8)	(8,932.9)	(33,412.0)	(26,152.3)

Gross profit	756.0	627.9	727.4	2,703.9	2,115.7

Operating expenses
Selling	(219.0)	(157.4)	(218.4)	(819.6)	(584.2)
General and administrative	(199.4)	(163.1)	(180.2)	(706.8)	(553.0)
Depreciation and amortization	(79.5)	(79.1)	(78.6)	(281.8)	(287.2)

Other operating income (expenses)	11.2	1.1	2.7	19.3	22.1

EBIT	269.2	229.4	252.9	915.1	713.4

Financial results	(72.6)	(98.9)	(59.7)	(278.2)	(168.8)
Financial income	43.3	67.7	35.7	168.9	257.2
Financial expenses	(115.9)	(166.6)	(95.5)	(447.1)	(426.0)
Equity in earnings (losses) of affiliates
Affiliates	0.1	(0.2)	0.1	0.2	0.0

Other income (expense)	4.1	(8.2)	6.3	20.3	11.2

Income before taxes	200.9	122.1	199.5	657.4	555.8

Provision for income and social contribution tax	(57.6)	(64.5)	(70.5)	(207.7)	(191.9)
Benefit of tax holidays	5.4	14.2	5.4	20.6	40.3

Income before minority interest	148.7	71.8	134.4	470.4	404.2

Employees statutory interest	-	(2.4)	-	-	(9.4)
Minority interest	0.1	(1.3)	(1.0)	(3.6)	(4.5)

Net Income	148.8	68.1	133.4	466.7	390.3

EBITDA	388.6	335.5	371.1	1,354.4	1,079.4
Depreciation and amortization	119.4	108.6	118.2	439.3	375.5
Total investments, net of disposals and repayments	220.1	758.6	295.8	1,946.1	1,515.7

RATIOS

Earnings / share - R$	1.11	0.51	1.00	3.43	2.87

Net debt / Stockholders' equity	0.43	0.33	0.47	0.43	0.33
Net debt / LTM EBITDA	1.52	1.43	1.75	1.52	1.43
Net interest expense / EBITDA	0.19	0.29	0.16	0.21	0.16
Gross margin	7.3%	8.3%	7.5%	7.5%	7.5%
Operating margin	2.6%	3.0%	2.6%	2.5%	2.5%
EBITDA margin	3.7%	4.4%	3.8%	3.8%	3.8%

ULTRAPAR
CONSOLIDATED CASH FLOW STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	JAN - DEC
	2009	2008

Cash flows from operating activities	1,641.3	642.3
Net income	466.7	390.3
Minority interest	3.6	4.5
Depreciation and amortization	439.3	375.5
Working capital	737.8	(630.4)
Financial expenses (A)	102.7	585.9
Deferred income and social contribution taxes	25.4	(9.4)
Other (B)	(134.4)	(74.1)

Cash flows from investing activities	(1,839.6)	(1,321.8)
Additions to fixed assets, net of disposals	(479.0)	(889.4)
Acquisition and sale of equity investments	(1,360.6)	(432.4)

Cash flows from (used in) financing activities	318.4	1,058.0
Issuances of short term debt	416.5	2,815.0
Amortization of short term debt	(2,326.2)	(3,771.5)
Issuances of long term debt	2,473.4	792.8
Related companies	(2.3)	(5.7)
Aquisition of treasury shares (C)	-	(105.0)
Dividends paid (D)	(242.9)	(398.9)
Received from Petrobras/Braskem related to the acquisition of Ipiranga Group	-	1,731.3

Net increase (decrease) in cash and cash equivalents	120.1	378.5

Cash from subsidiaries acquired	29.4	11.4

Cash and cash equivalents at the beginning of the period (E)	2,133.6	1,743.7

Cash and cash equivalents at the end of the period (E)	2,283.2	2,133.6

Supplemental disclosure of cash flow information
Cash paid for interest (F)	243.9	180.3
Cash paid for income and social contribution taxes (G)	41.3	126.6

(A)	Comprised of interest, exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest, exchange rate and inflationary variation on cash equivalents.
(B)	Comprised mainly of cost of permanent asset sold and noncurrent assets and liabilities variations net.
(C)	Until September 2008 the amount was reported under "Acquisition and sale of equity investments".
(D)	Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(E)	Includes long term investments.
(F)	Included in cash flow used in financing activities.
(G)	Included in cash flow from operating activities.

ULTRAGAZ
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2009	2008	2009

OPERATING ASSETS
Trade accounts receivable	160.3	172.9	184.9
Trade accounts receivable - noncurrent portion	31.0	12.6	26.9
Inventories	39.9	58.0	31.2
Other	20.3	36.5	27.1
Property, plant and equipment and intangibles	519.1	522.0	535.6
Deferred charges	9.8	15.6	11.2

TOTAL OPERATING ASSETS	780.4	817.6	817.0

OPERATING LIABILITIES
Suppliers	29.9	32.9	29.7
Payroll and related charges	58.5	48.5	56.7
Taxes	5.6	4.5	5.7
Other accounts payable	18.5	3.6	2.5

TOTAL OPERATING LIABILITIES	112.5	89.5	94.7

ULTRAGAZ
CONSOLIDATED INCOME STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2009	2008	2009	2009	2008

Net sales	884.0	822.7	929.3	3,441.2	3,339.3

Cost of sales and services	(746.9)	(716.8)	(770.5)	(2,895.7)	(2,898.4)

Gross profit	137.1	105.9	158.8	545.5	440.9

Operating expenses
Selling	(47.3)	(30.4)	(40.8)	(163.2)	(118.6)
General and administrative	(28.8)	(24.5)	(23.2)	(99.2)	(106.9)
Depreciation and amortization	(29.7)	(29.8)	(30.2)	(119.0)	(122.8)

Other operating results	0.3	(1.0)	(0.8)	(1.7)	(4.7)

EBIT	31.6	20.2	63.8	162.3	87.9

EBITDA	61.3	50.0	94.0	281.4	210.7
Depreciation and amortization	29.7	29.8	30.2	119.0	122.8

RATIOS

Gross margin (R$/ton)	343	271	374	343	275
Operating margin (R$/ton)	79	51	150	102	55
EBITDA margin (R$/ton)	153	128	221	177	132

IPIRANGA
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2009	2008	2009

OPERATING ASSETS
Trade accounts receivable	1,201.5	991.4	1,129.9
Trade accounts receivable - noncurrent portion	306.9	196.8	267.7
Inventories	584.5	452.0	549.9
Other	188.1	81.1	174.5
Property, plant and equipment and intangibles	1,389.3	794.4	1,391.6

TOTAL OPERATING ASSETS	3,670.4	2,515.7	3,513.7

OPERATING LIABILITIES
Suppliers	712.2	436.3	547.6
Payroll and related charges	66.1	54.1	59.9
Post-retirement benefits	86.6	69.4	85.9
Taxes	93.4	61.8	109.1
Other accounts payable	25.4	13.5	17.7

TOTAL OPERATING LIABILITIES	983.7	635.1	820.2

IPIRANGA
CONSOLIDATED INCOME STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2009	2008	2009	2009	2008

Net sales	8,988.7	6,134.2	8,183.6	30,498.8	22,676.4

Cost of sales and services	(8,483.1)	(5,800.1)	(7,742.2)	(28,828.0)	(21,492.2)

Gross profit	505.6	334.1	441.4	1,670.7	1,184.2

Operating expenses
Selling	(138.0)	(96.3)	(144.8)	(531.7)	(360.2)
General and administrative	(117.1)	(67.0)	(103.5)	(390.0)	(231.7)
Depreciation and amortization	(45.4)	(24.2)	(44.1)	(146.5)	(90.1)

Other operating results	10.1	4.3	3.4	20.1	13.5

EBIT	215.3	150.9	152.4	622.6	515.7

EBITDA	262.9	174.4	198.7	777.5	603.2
Depreciation and amortization	47.6	26.0	46.3	154.9	96.9
Employees statutory interest	-	2.4	-	-	9.4

RATIOS

Gross margin (R$/m3)	101	107	92	97	98
Operating margin (R$/m3)	43	48	32	36	43
EBITDA margin (R$/m3)	52	56	42	45	50

OXITENO
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2009	2008	2009

OPERATING ASSETS
Trade accounts receivable	217.5	241.5	237.4
Inventories	287.0	512.5	309.9
Other	130.2	166.5	132.4
Property, plant and equipment and intangibles	1,467.3	1,429.7	1,461.4

TOTAL OPERATING ASSETS	2,102.0	2,350.2	2,141.0

OPERATING LIABILITIES
Suppliers	97.5	133.5	86.8
Payroll and related charges	33.1	47.0	35.5
Taxes	15.5	17.7	19.6
Other accounts payable	3.6	4.4	4.6

TOTAL OPERATING LIABILITIES	149.7	202.6	146.5

OXITENO
CONSOLIDATED INCOME STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2009	2008	2009	2009	2008

Net sales	505.5	568.7	482.9	1,921.1	1,926.1

Cost of goods sold
Variable	(363.7)	(349.8)	(336.1)	(1,334.0)	(1,323.9)
Fixed	(44.1)	(46.3)	(41.7)	(180.3)	(155.2)
Depreciation and amortization	(24.7)	(17.0)	(24.5)	(96.9)	(47.7)

Gross profit	73.0	155.6	80.5	309.9	399.3

Operating expenses
Selling	(33.6)	(29.4)	(32.3)	(123.2)	(103.1)
General and administrative	(33.2)	(47.9)	(33.4)	(137.1)	(134.7)
Depreciation and amortization	(2.0)	(1.9)	(1.9)	(7.2)	(8.1)

Other operating results	(0.4)	(2.5)	(0.5)	(1.6)	0.8

EBIT	3.9	73.9	12.4	40.7	154.2

EBITDA	30.5	92.8	38.9	144.8	210.0
Depreciation and amortization	26.6	18.9	26.5	104.1	55.8

RATIOS

Gross margin (R$/ton)	402	1,166	477	489	704
Operating margin (R$/ton)	22	554	74	64	272
EBITDA margin (R$/ton)	168	696	230	228	370

ULTRACARGO
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2009	2008	2009

OPERATING ASSETS
Trade accounts receivable	24.4	33.0	28.0
Inventories	2.5	3.2	2.5
Other	12.2	10.5	10.4
Property, plant and equipment and intangibles	468.8	439.2	422.0

TOTAL OPERATING ASSETS	507.9	485.9	462.9

OPERATING LIABILITIES
Suppliers	19.0	15.4	15.0
Payroll and related charges	16.0	13.3	14.9
Taxes	3.1	4.0	3.3
Other accounts payable	1.1	0.5	2.3

TOTAL OPERATING LIABILITIES	39.2	33.2	35.6

ULTRACARGO
CONSOLIDATED INCOME STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2009	2008	2009	2009	2008

Net sales	79.6	86.6	87.6	337.0	283.4

Cost of sales and services	(49.1)	(54.0)	(48.9)	(197.0)	(187.4)

Gross profit	30.4	32.6	38.6	139.9	96.0

Operating expenses
Selling	0.1	(0.9)	(0.3)	(0.5)	(1.5)
General and administrative	(22.3)	(21.7)	(21.0)	(88.6)	(80.4)
Depreciation and amortization	(0.2)	(8.6)	(0.2)	(0.9)	(10.0)

Other operating results	1.1	0.4	0.5	2.6	3.2

EBIT	9.1	1.8	17.6	52.5	7.3

EBITDA	22.1	20.9	30.5	104.8	50.6
Depreciation and amortization	13.0	19.1	12.9	52.3	43.3

RATIOS

Gross margin	38%	38%	44%	42%	34%
Operating margin	11%	2%	20%	16%	3%
EBITDA margin	28%	24%	35%	31%	18%

CONSOLIDATED INCOME STATEMENT
In millions of US dollars except where otherwise mentioned - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2009	2008	2009	2009	2008

Net sales
Ultrapar	5,995.8	3,340.7	5,177.2	18,080.2	15,408.3
Ultragaz	508.5	361.2	498.0	1,722.7	1,820.2
Ipiranga	5,171.0	2,692.9	4,385.8	15,268.2	12,360.4
Oxiteno	290.8	249.7	258.8	961.7	1,049.9
Ultracargo	45.8	38.0	46.9	168.7	154.5

EBITDA
Ultrapar	223.6	147.3	198.9	678.0	588.4
Ultragaz	35.3	22.0	50.4	140.9	114.8
Ipiranga	151.2	76.6	106.5	389.2	328.8
Oxiteno	17.6	40.7	20.9	72.5	114.5
Ultracargo	12.7	9.2	16.4	52.5	27.6

EBIT
Ultrapar	154.9	100.7	135.5	458.1	388.9
Ultragaz	18.2	8.9	34.2	81.3	47.9
Ipiranga	123.8	66.2	81.7	311.7	281.1
Oxiteno	2.2	32.4	6.7	20.4	84.1
Ultracargo	5.2	0.7	9.4	26.3	4.0

EBITDA margin
Ultrapar	4%	4%	4%	4%	4%
Ultragaz	7%	6%	10%	8%	6%
Ipiranga	3%	3%	2%	3%	3%
Oxiteno	6%	16%	8%	8%	11%
Ultracargo	28%	24%	35%	31%	18%

EBITDA margin / volume
Ultragaz (US$/ton)	88	56	119	89	72
Ipiranga (US$/m3)	30	25	22	23	27
Oxiteno (US$/ton)	97	305	123	114	202

Net income
Ultrapar	85.6	29.9	71.5	233.7	212.7

Net income / share (US$)	0.64	0.22	0.53	1.72	1.56

ULTRAPAR PARTICIPAÇÕES S/A
LOANS
In millions of Reais - Accounting practices adopted in Brazil

LOANS	Balance in December/2009
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated	Index/ Currency	Interest rate (%)	Maturity
Foreign Currency

Notes	431.0	-	-	-	-	431.0	US$	7.2	2015
Advances on Foreign Exchange Contracts	-	118.6	-	-	-	118.6	US$	2.4	< 266 days
Syndicated loan	-	104.1	-	-	-	104.1	US$ + LIBOR	1.2	2011
BNDES	16.8	29.5	0.6	-	-	46.9	US$	6.1	2010 to 2016
Import Financing (FINIMP) - RPR	-	-	-	-	16.6	16.6	US$	3.5	2010
Financial institutions	-	12.2	-	-	-	12.2	MX$ + TIIE	1.9	2010 to 2014
Financial institutions	-	9.6	-	-	-	9.6	US$ + LIBOR	1.8	2010 to 2011
Financial institutions	-	1.0	-	-	-	1.0	BS	20.4	2010 to 2013
Import Financing (FINIMP) - Tequimar	-	-	0.8	-	-	0.8	US$	7.0	2012
BNDES	0.03	-	0.4	-	-	0.4	UMBNDES	8.2	2010 to 2011

Subtotal	447.9	275.0	1.9	-	16.6	741.3
Check	-	-	-	-	-	-
Local Currency

Debentures	-	-	-	-	1,187.9	1,187.9	CDI	108.5	2012
BNDES	318.1	425.7	71.9	211.6	-	1,027.4	TJLP	3.7	2010 to 2019
Banco do Brasil	-	-	-	532.2	-	532.2	CDI	91.8	2010
Caixa Econômica Federal	-	-	-	495.3	-	495.3	CDI	120.0	2012
Banco do Nordeste do Brasil	-	112.6	-	-	-	112.6	R$	8.5	2018
Loan - MaxFácil	-	-	-	110.8	-	110.8	CDI	100.0	2010
Research and projects financing (FINEP)	-	68.1	-	-	-	68.1	TJLP	0.9	2010 to 2014
Working capital loan - União Vopak/RPR	-	-	0.2	-	18.3	18.5	CDI	125.5	2010 to 2012
Agency for Financing Machinery and Equipment (FINAME)	-	1.5	1.7	13.5	-	16.7	TJLP	3.3	2010 to 2013
Financial leasing floating rate	-	-	-	13.2	-	13.2	CDI	0.5	2010 to 2011
BNDES	3.2	6.4	-	2.7	-	12.3	R$	5.1	2015
Financial institutions	-	-	2.2	-	-	2.2	R$	10.1	2010
Financial leasing fixed rate	-	-	0.01	0.1	2.0	2.1	R$	13.6	2010 to 2014
Others	-	-	-	2.2	-	2.2	CDI	0.4	2010 to 2011

Subtotal	321.4	614.2	76.0	1,381.7	1,208.2	3,601.5
Check	-	-	-	-	-	-

Total	769.2	889.2	77.9	1,381.7	1,224.7	4,342.8
Check	-	-	-	-	-	-
Composition per annum

Up to 1 year	40.2	224.7	24.7	699.8	31.0	1,020.3
From 1 to 2 years	134.0	288.8	16.9	482.4	(2.9)	919.2
From 2 to 3 years	124.7	168.3	16.9	195.7	1,196.2	1,702.0
From 3 to 4 years	20.1	78.5	10.4	1.9	0.4	111.2
From 4 to 5 years	10.7	47.2	7.3	1.4	0.1	66.6
Thereafter	439.5	81.8	1.7	0.5	-	523.5

Total	769.2	889.2	77.9	1,381.7	1,224.7	4,342.8
	-	-	-	-	-	-

TIIE - Interbank Interest Rate Even / UMBNDES - BNDES Basket of Currencies / CDI - interbank deposit rate / BS = Bolivar Forte from Venezuela

	Balance in December/2009
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated

CASH AND LONG TERM INVESTMENTS	316.0	403.4	22.6	1,422.5	118.6	2,283.2

Item 2

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE BOARD OF DIRECTORS’ MEETING (01/2010)

Date, Time and Location:
February 24th, 2010, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luiz Antônio, nr 1343 – 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Board of Directors, members of the Fiscal Council, pursuant to the terms of paragraph 3 of article 163 of the Brazilian Corporate Law, who undersigned these minutes, and Mr. Alexandre Heinerman, representative of KPMG Auditores Independentes (“KPMG”). Except for the members of the Board of Directors, the other participants were only present during the deliberations of items 1 to 3 below.

Discussed and approved matters:

1.
To approve the financial statements of the Company, including the balance sheet and the management report, for the fiscal year ended December 31st, 2009, as well as the destination of earnings for the year 2009 and the distribution of dividends,

(Minutes of the Board of Directors’ meeting of Ultrapar Participações S.A., held on February 24th, 2010)

supported by the report from the Company's independent auditors.

2.	To approve the capital budget proposed for the fiscal year 2010, as attached, to be submited to the Annual General Shareholders’ Meeting for approval, pursuant to Law nr 6,404/76, article 196.

3.
To approve, subject to the Annual General Shareholders’ Meeting’s approval, the following proposal by the Executive Board for the destination of net earnings for the year ending December 31st, 2009, in the amount of R$ 466,747,829.11 (four hundred sixty six million, seven hundred forty seven thousand, eight hundred twenty nine reais and eleven cents), as described below:

a)	R$ 23,337,391.46 (twenty three million, three hundred and thirty seven thousand, three hundred and ninety one reais and fourty six cents) will be directed to the legal reserve;

b)
R$ 164,848,793.85 (one hundred and sixty four million, eight hundred and forty eight thousand, seven hundred and ninety three reais and eighty five cents) will be directed to the reserve for retention of profits, based on the approved capital budget; and

c)
R$ 278,561,643.80 (two hundred and seventy eight million, five hundred and sixty one thousand, six hundred and forty three reais and eighty cents) will be directed to the payment of dividends to holders of common and preferred shares, of which R$ 119,160,417.90 (one hundred and nineteen million, one

2

(Minutes of the Board of Directors’ meeting of Ultrapar Participações S.A., held on February 24th, 2010)

hundred and sixty thousand, four hundred and seventeen reais and ninety cents) were paid as interim dividends as approved by the Board of Directors on August 12th, 2009. The remaining balance of the dividends approved today, equivalent to R$ 159,401,225.90 (one hundred and fifty nine million, four hundred and one thousand, two hundred and twenty five reais and ninety cents) will be paid to shareholders from March 12th, 2010 onwards, with no remuneration or monetary adjustment. Holders of common and preferred shares will receive dividends per share of R$ 1.19 (one real and nineteen cents).

The record date to establish the right to receive the dividends as approved herein will be March 3rd, 2010 in Brazil and March 8th, 2010 in the United States of America.

4.	To ratify Ultrapar’s Financial Risk Management Policy and the financial risk management in 2009.

5.	The members of the Board of Directors were updated about strategic and expansion projects of the Company.

Observation: The deliberations were approved by all members of the Board of Directors present, except for Board Member Renato Ochman, who abstained from voting.

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were written, read and approved by all the undersigned members present, as well as the members of the Fiscal Council.

3

(Minutes of the Board of Directors’ meeting of Ultrapar Participações S.A., held on February 24th, 2010)

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho - Vice Chairman

Ana Maria Levy Villela Igel

Paulo Vieira Belotti

Olavo Egydio Monteiro de Carvalho

Nildemar Secches

Renato Ochman

Luiz Carlos Teixeira

Members of the Fiscal Council present

4

(Minutes of the Board of Directors’ meeting of Ultrapar Participações S.A., held on February 24th, 2010)

Flavio César Maia Luz

Raul Murgel Braga

Wolfgang Eberhard Rohrbach

Edson Pena Júnior

5

(Minutes of the Board of Directors’ meeting of Ultrapar Participações S.A., held on February 24th, 2010)

ANNEX A
CAPITAL BUDGET

CAPITAL BUDGET FOR 2010
(amounts in thousands of R$)

1 . Sources of funds	1,125,938

- Own resources (profits retained in previous fiscal years)	959,338
- Own resources (retention for the fiscal year 2009)	166,600

2 . Uses of funds	1,125,938

- Investments in expansion, productivity (including working capital)	651,000
- Funds for acquisitions in 2010	195,938
- Reduction in net debt	279,000

6

Item 3

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE FISCAL COUNCIL’S MEETING (02/2010)

Date, Time and Location:
February 23rd, 2010, at 2:00 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luiz Antônio, nr 1343 – 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Fiscal Council, duly signed, representatives of the Company’s management, André Covre, Roberto Kutschat Neto and Marcia A. de Lucca Calmon, and representatives of KPMG Auditores Independentes (“KPMG”), Mr. Alexandre Heinerman and Fernando Richieri.

Matters discussed:

1.	The members of the Fiscal Council were updated on the performance of Ultrapar’s business units in the fourth quarter of 2009.

2.
The Company’s representatives presented the financial statements for the fiscal year ended on December 31st, 2009. This presentation was assessed and discussed with the presence of representatives of KPMG.

(Minutes of the Fiscal Council’s meeting of Ultrapar Participações S.A., held on February 23rd, 2010)

3.	The representatives of KPMG presented a summary of the main concepts and procedures applied to the auditing of the financial statements, as well as to its audit report dated February 22nd, 2010.

4.
The members of the Fiscal Council discussed and unanimously approved the Company’s financial statements and management report for the year 2009, as well as the proposal for the Company’s capital budget (Annex A), destination of net earnings and dividend distribution to shareholders under the terms presented by the Company’s management.

5.	In accordance with legal and statutory provisions and having examined the matters listed in item 2 above, the Fiscal Council issued its report, as attached (Annex B).

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were written, read and approved by all the undersigned members present.

Wolfgang Eberhard Rohrbach	Edson Pena Junior

2

(Minutes of the Fiscal Council’s meeting of Ultrapar Participações S.A., held on February 23rd, 2010)

Mario Probst	Raul Murgel Braga

Flavio César Maia Luz

3

(Minutes of the Fiscal Council’s meeting of Ultrapar Participações S.A., held on February 23rd, 2010)

ANNEX A
CAPITAL BUDGET

CAPITAL BUDGET FOR 2010
(amounts in thousands of R$)

1 . Sources of funds	1,125,938

- Own resources (profit retained in previous fiscal years)	959,338
- Own resources (retention for the fiscal year 2009)	166,600

2 . Uses of funds	1,125,938

- Investments in expansion, productivity (including working capital)	651,000
- Funds for acquisitions in 2010	195,938
- Reduction in net debt	279,000

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(Minutes of the Fiscal Council’s meeting of Ultrapar Participações S.A., held on February 23rd, 2010)

ANNEX B
REPORT OF THE FISCAL COUNCIL

The Fiscal Council of Ultrapar Participações S.A., pursuant to legal and statutory provisions, analyzed the Management Report and the Financial Statements (parent company and consolidated) for the year ended December 31st, 2009. Based on the assessment made and considering the report with an unqualified opinion by the independent auditors, dated February 22nd, 2010, the Fiscal Council attests that the mentioned documents, as well as the capital budget for 2010 and the proposal for destination of net earnings for the period, including dividend distribution, are ready to be presented in the Annual General Shareholders’ Meeting.

5

Item 4

NOTICE TO SHAREHOLDERS

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001-39

DISTRIBUTION OF DIVIDENDS

We hereby announce that the Board of Directors of Ultrapar Participações S.A., at its meeting held on February 24th, 2010, approved the distribution of dividends, payable from the net earnings account for the fiscal year of 2009, in the amount of R$ 159,401,225.90 (one hundred fifty nine million, four hundred one thousand, two hundred twenty-five reais and ninety cents), to be paid from March 12th, 2010 onwards, without remuneration or monetary adjustment. This distribution, in addition to the distribution of R$ 119,160,417.90 (one hundred nineteen million, one hundred sixty thousand, four hundred seventeen reais and ninety cents) paid in advance in August 2009, totals R$ 278,561,643.80 (two hundred seventy eight million, five hundred sixty one thousand, six hundred forty three reais and eighty cents) in dividends for the year 2009.

The holders of common and preferred shares will receive the dividend of R$ 1.19 per share.

The record date to establish the right to receive the dividend will be March 3rd, 2010 in Brazil, and March 8th, 2010 in the United States of America. Therefore, from March 4th, 2010 onwards the shares will be traded "ex-dividend" on both the São Paulo Stock Exchange (BM&FBovespa) and the New York Stock Exchange (NYSE).

São Paulo, February 24th, 2010.

André Covre

Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

 Item 5

ULTRAPAR PARTICIPAÇÕES S.A.

Opinion

Pursuant to the terms of items V and VI of article 25 of CVM Instruction number 480/09, the members of the Executive Board of Ultrapar Participações S.A. (“Ultrapar”) undersigned declare that they:

(i) reviewed, discussed and agreed with the opinions expressed in KPMG Independent Auditors´ report related to Ultrapar´s financial statements for the year ending December 31st, 2009, and

(ii) reviewed, discussed and agreed with Ultrapar´s financial statements for the year ending December 31st, 2009.

São Paulo, February 22nd, 2010.

Pedro Wongtschowski
Chief Executive Officer

André Covre
Chief Financial and Investor Relations Officer

João Benjamin Parolin
Officer – Oxiteno

Leocadio Almeida Antunes Filho
Officer – Ipiranga

Pedro Jorge Filho
Officer – Ultragaz

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2010

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(4Q09 Earnings Release, Board Minutes, Fiscal Council Minutes, Notice to Shareholders and Opinion)